Exhibit 99.2

Hello,

My name is Maya Shah. I’m a specialist on the art acquisitions team here at Masterworks.

Our latest offering is a monumental work entitled, “xPxrxoxmxixsxex xLxaxnxdx,” created by Mark Bradford in 2012.

Bradford is one of the most important and influential American artists working today and notably, represented the United States in the American Pavilion at the 57th Venice Biennale in 2017. He was also one of the recipients of the prestigious MacArthur Fellowship in 2009, more commonly known as the “Genius Grant.” The artist has been exclusively represented by the mega-dealer Hauser and Wirth since 2015.

Our acquisitions team is actively sourcing works by Mark Bradford and has been offered over 50 examples from around the world. Of these works, we have carefully selected four to be offered on our platform.

The artist frequently incorporates elements of the urban environment into his work, such as the fragments of signs collected from his neighborhood in Los Angeles, which Bradford has layered and distressed to create the present offering.

Bradford’s works, which are larger than 40 by 40 inches and feature prominent text such as “xPxrxoxmxixsxex xLxaxnxdx,” have appeared at auction six times in the last ten years, cumulatively selling for over 20 million dollars — examples of which include “Constitution IV” created in 2013, which sold for the Pound Sterling equivalent of 5.8 million dollars at the time, when it sold at Phillips, London on October 14th, 2015 — and “Amendment I” from 2013, which sold for just over 5 million dollars at Christie’s, New York on May 11th, 2021.

Works by Bradford created in his signature style of “social abstraction” executed between 2004 and the present, which measure between 70 by 70 inches and 160 by 160 inches, have increased at an estimated annualized price appreciation of 17.4% from 2010 to 2021.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.